                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                               on March 30, 2001

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3


                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended December 31, 2000


                                    Conectiv
                      (Name of Registered Holding Company)

                                 800 King Street
                              Wilmington, DE 19899
                    (Address of Principal Executives Offices)



                         Inquiries concerning this Form
                             U-9C-3 may be directed
                                   to either:

                                 Peter F. Clark
                                 General Counsel
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899

                                       or

                                 Philip S. Reese
                          Vice President and Treasurer
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899
                                 (302) 429-3884

                                    Conectiv
                                   FORM U-9C-3
                     For the Quarter Ended December 31, 2000

                                Table of Contents

                                                                           Page

Item 1. Organization Chart                                                  1

Item 2. Issuance and Renewals of Securities and Capital Contributions       1

Item 3. Associated Transactions                                             1

Item 4. Summary of Aggregate Investment                                     3

Item 5. Other Investments                                                   4

Item 6. Financial Statements and Exhibits                                   4

SIGNATURE                                                                   5

Item 1. - ORGANIZATION CHART

                         Energy or                                           Percentage
Name of                 Gas Related        Date of           State of         of Voting           Nature of
Reporting Company         Company       Organization       Organization    Securities Held        Business
-----------------         -------       ------------       ------------    ---------------        --------

None






Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

CAPITAL CONTRIBUTIONS:

                                                                   Principal Amount of            Person to Whom
     Company Issuing Security        Type of Security Issued             Security               Security Was Issued
     ------------------------        -----------------------             --------               -------------------


None



Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

         NONE

Part II - Transactions performed by associate companies on behalf of reporting companies.


Associate Company               Reporting Company         Types of Services                 Direct Costs         Total amount
Rendering Services              Receiving Services        Rendered                            Charged               Billed
------------------              ------------------        --------                            -------               ------
                                                                                         ------------------ ----------------------
                                                                                                 *                    *
Conectiv Resource               Conectiv Operating        Core Business Support,
Partners, Inc.                  Services Company          Financial services, Legal,
                                                          Marketing, Environmental,
                                                          Executive Management
                                                                                         ------------------ ----------------------
Conectiv Resource               Conectiv Energy           Core Business Support,                 *                    *
Partners, Inc.                  Supply, Inc.              Financial services, Legal,
                                                          Marketing, Executive
                                                          Management

                                                                                         ------------------ ----------------------
Conectiv Resource               Conectiv Thermal          Procurement & Corp                     *                    *
Partners, Inc.                  Systems, Inc.             Services, Financial
                                                          Services, Legal, Marketing,
                                                          Information Services,
                                                          Communications Services
                                                          Environmental, Executive
                                                          Management
                                                                                         ------------------ ----------------------

* Confidential Treatment Requested

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization as of December 31, 2000                           $3,466,941     Line 1
                                                                                                   Line 2
Total capitalization multiplied by 15%                                              $  520,041
                (Line 1 multiplied by 0.15)
Greater of $50 million or line 2                                                    $  520,041     Line 3
                                                                                    ----------

                                                                          -----------------------
Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(ii)  (1)                           *
Energy-related business Category - Rule 58(b)(1)(v)   (2)                           *
Energy-related business Category - Rule 58(b)(1)(vi)  (3)                           *
Energy-related business Category - Rule 58(b)(1)(vii) (4)                           *

                                                                          -----------------------
Total current aggregate investment                                                  *              Line 4
                                                                          -----------------------
Difference between the greater of $50 million or 15% of                             *              Line 5
Capitalization and the total aggregate investment of the
Registered holding company system (line 3 less line 4)
                                                                          -----------------------

* Confidential Treatment Requested

(1) Rule 58 defines category "ii" as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations;

(2) Rule 58 defines category "v" as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(3) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(4) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

Investments in gas-related companies:
NONE

Item 5. - OTHER INVESTMENTS

 Major Line of Energy-      Other Investment in        Other Investment in   Reason for Difference
   Related Business          Last U-9C-3 Report         this U-9C-3 Report    in Other Investment
   ----------------          ------------------         ------------------    -------------------

         NONE


Item 6. - FINANCIAL STATEMENTS AND EXHIBITS


A.     Financial Statements:

       Exhibit A-1. Financial statements of Conectiv (incorporated by reference to the filing by Conectiv on Form 10-K for the period ended December 31, 2000.)

B.     Exhibits:



       Exhibit B-2.  Certificate of Conectiv.

                                    SIGNATURE

         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                         Conectiv

                                         By: /s/ Philip S. Reese
                                            ----------------------------------
                                         Philip S. Reese
                                         Vice President and Treasurer




March 30, 2001



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